March 9, 2005

Via U.S. Mail

Mr. Charles Goodyear
Chief Executive Officer
BHP Billiton Limited
BHP Billiton PLC
180 Lonsdale Street
Melbourne, Victoria 3000
Australia

RE:		BHP Billiton Limited and BHP Billiton PLC
      20-F for the fiscal year ended June 30, 2004
		File Nos. 1-09526 and 1-31714

Dear Mr. Goodyear:

      We have limited our review of your Form 20-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

We note that the 20-F for the fiscal year ended June 30, 2003 filed
jointly by BHP Billiton Limited and BHP Billiton PLC (the "BHP Billiton Group") states at page 80 that the BHP Billiton Group holds a 75% managing interest in an International Economic Association Contract regarding a project in San Felipe, Cuba. The remaining 25%
is owned by the Cuban government entity Geominera SA. Exhibit 8.1 to the 20-F for 2003 lists Billiton Sudan B.V., with the designation "(In Liquidation)", as a BHP Billiton PLC Company. There is no mention of any activity in Cuba or of Billiton Sudan B.V. in the 20-F for 2004.

Please advise us whether the Company had operations in Cuba and/or Sudan during fiscal 2004, and whether the Company continues to operate in those countries

In light of the fact that Sudan and Cuba have been identified by the
U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department`s
Office of Foreign Assets Control, please describe for us the Company`s past and present operations in each of these countries; advise us of the materiality to the Company of its operations in each country; and give us your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Exhibit 11.1 to the 20-F for 2003 is BHP Billiton Limited`s Guide to
Business Conduct. The guide at page 15 states that "BHP Billiton conducts business in countries . . . not subject to international sanctions on trade and investment." The guide at pages 25-26 discusses a Global Ethics Panel established to, among other things,
"promote and support high standards of ethical conduct consistent with the BHP Billiton Charter". Please advise us how any activity by the BHP Billiton Group in Sudan and/or Cuba comports with Exhibit
11.1 to the 20-F for 2003.


Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 942-7896 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	H. Roger Schwall
		Assistant Director
		Division of Corporation Finance
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Mr. Charles Goodyear
BHP Billiton Limited
BHP Billiton PLC
March 9, 2005
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE